UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150602209

(CUSIP Number)

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

04/28/2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
806,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
806,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
806,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
806,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
700,537
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
700,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
806,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
806,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
105,679
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
105,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Larry E. Jennings, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Daniel Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Eric Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Richard H. Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Sharon Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Archer G. Stevenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,454
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,454
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on November 9, 2020, as amended on February 2, 2021, and March 2, 2021 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.06 per share (the “Common Stock”), of Cedar Realty Trust, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

(a)	This Statement is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), who serves as the investment manager of Camac Fund (as defined below) and Camac Fund II (as defined below);

(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), who serves as the general partner of Camac Fund and Camac Fund II;

(iii)	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);

(iv)	Camac Fund II, LP, a Delaware limited partnership (“Camac Fund II”);

(v)	Eric Shahinian, as the managing member of Camac Partners and Camac Capital;

(vi)	Larry E. Jennings, Jr.;

(vii)	Daniel Katz;

(viii)	Eric Ray;

(ix)	Richard H. Ross;

(x)	Sharon Stern; and

(ix)	Archer G. Stevenson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Camac Partners, Camac Capital, Camac Fund, Camac Fund II and Mr. Shahinian are referred to collectively as “Camac.”

In connection with the Cooperation Agreement (as defined in Item 4), Ms. Stern and Messrs. Jennings, Katz, Ray, Ross and Stevenson are no longer members of a “group” and will cease to be Reporting Persons immediately after the filing of this Amendment. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 4.

(b)	The address of the principal office of Camac Partners, Camac Capital, Camac Fund, Camac Fund II and Mr. Shahinian is c/o Camac Partners, LLC, 350 Park Avenue, 13th Floor, New York, NY 10022. The business address of Mr. Jennings is c/o ValStone Partners, 300 West Pratt Street, Suite 375, Baltimore, Maryland 21201. The business address of Mr. Katz is c/o KPR, 254 West 31st Street, 4th Floor, New York, New York 10001. The business address of Mr. Ray is c/o Sunrise Affordable Housing Group, 214 Brazilian Avenue, Palm Beach, Florida 33480. The business address of Mr. Ross is c/o Quinn Residences, 3348 Peachtree Road NE, Suite 1460, Atlanta, Georgia 30326. The business address of Ms. Stern is c/o Eastmore Management, 3616 Durocher #103, Montreal, Quebec, Canada H2X 2E8. The business address of Mr. Stevenson is c/o Principal Real Assets, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9.

(c)	The principal business of each of Camac Fund and Camac Fund II is investing in securities. Camac Partners is the investment manager of Camac Fund and Camac Fund II. Camac Capital is the general partner of Camac Fund, Camac Fund II and Camac Partners. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital and the managing member of Camac Partners. The principal occupation of Mr. Jennings is serving as the manager of ValStone Partners, a private equity firmed focused on real estate debt. The principal occupation of Mr. Katz is serving as the managing partner of KPR (formerly Katz Properties), which owns a premium portfolio of grocery anchored shopping centers in the high-density Northeast, Mid-Atlantic, and south Florida markets. The principal occupation of Mr. Ray is principal at Sunrise Affordable Housing Group, an investor in the development of affordable rental housing. The principal occupation of Mr. Ross is serving as the president and chief financial officer of Quinn Residences, a real estate operating company focused on acquiring, developing and operating well-located, purpose-built, single-family rental homes located primarily in the southeastern United States. The principal occupation of Ms. Stern is serving as the president of Eastmore Management and Metro Investments, two organizations focused on the acquisition, development and management of multi-residential and commercial properties in the downtown core of Montreal. The principal occupation of Mr. Stevenson is serving as a partner at Principal Real Assets, an investment management firm that specializes in long-duration investments.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital, Camac Fund and Camac Fund II are organized under the laws of Delaware. Mr. Shahinian is a citizen of the United States of America. Mr. Jennings is a citizen of the United States of America. Mr. Katz is a citizen of the United States of America. Mr. Ray is a citizen of Canada. Mr. Ross is a citizen of the United States of America. Ms. Stern is a citizen of Canada. Mr. Stevenson is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac Fund and Camac Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 806,216 shares of Common Stock beneficially owned by Camac Fund and Camac Fund II is approximately $5,932,811, including brokerage commissions. The aggregate purchase price of the 45,454 shares of Common Stock beneficially owned by Mr. Stevenson is approximately $279,761, including brokerage commissions.

Item 4. Purpose of Transaction

Item 4 is amended to add the following:

On April 28, 2021, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian (collectively, the “Camac Investor Group”) and Mr. Ross and Ms. Stern.

Effective upon the execution and delivery of the Cooperation Agreement, Camac Fund withdrew its Nomination Notice . Effective upon execution and delivery of the Cooperation Agreement, the Board expanded the size of the Board from seven members to ten members, and appointed Mr. Ross and Ms. Stern to the Board for terms expiring at the Annual Meeting.

Mr. Ross will serve on the Nominating and Corporate Governance and Audit Committees of the Board and Ms. Stern will serve on the Compensation and Audit Committees of the Board.

During the term of the Cooperation Agreement and subject to specified ongoing share ownership thresholds, the Camac Investor Group will be entitled to designate a replacement independent director in the event that Mr. Ross or Ms. Stern resigns or no longer serves as a director of the Issuer for any reason, subject to approval of any replacement independent director by the Nominating and Corporate Governance Committee of the Board.

In addition, during the term of the Cooperation Agreement, the Camac Investor Group will be subject to customary standstill restrictions, including with respect to acquiring, or controlling, beneficial ownership of more than 9.9% of the outstanding Common Stock, nominating or recommending for nomination any persons for election to the Board (except as expressly permitted by the Cooperation Agreement), submitting any proposal for consideration at any stockholder meeting and soliciting any proxy, consent or other authority to vote from stockholders or conducting any other referendum (including any “withhold,” “vote no” or similar campaign).

During the term of the Cooperation Agreement, the Camac Investor Group has agreed to vote all of their respective shares of the Common Stock at all annual and special meetings and any consent solicitations of the Issuer’s stockholders in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions and the recommendations of independent proxy advisory firms.

The Cooperation Agreement contains customary litigation, indemnification and non-disparagement provisions, and will terminate 30 days prior to the director nomination deadline for the Issuer’s 2022 annual meeting of stockholders, subject to certain exceptions.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 5 and is incorporated into this Item 4 by reference.

On April 28, 2021, the Issuer issued a press release concerning the Cooperation Agreement. The press release is attached as Exhibit 6 and is incorporated into this Item 4 by reference.

On April 30, 2021, the Joint Filing and Solicitation Agreement was terminated and the applicable Reporting Persons entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached as Exhibit 7 and is incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on April 30, 2021, (1) Camac beneficially owned 806,216 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock; (2) Mr. Stevenson beneficially owned 45,454 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock; and (3) no other Reporting Person beneficially owned shares of Common Stock.

Camac Capital, as the general partner of Camac Fund and Camac Fund II, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund and Camac Fund II, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 5	Cooperation Agreement dated as of April 28, 2021, by and among Cedar Realty Trust, Inc., Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Eric Shahinian, Richard H. Ross and Sharon (Hochfelder) Stern (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cedar Realty Trust, Inc. on April 29, 2021)
Exhibit 6	Press Release, dated April 28, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cedar Realty Trust, Inc. on April 29, 2021)
Exhibit 7	Joint Filing Agreement, dated as of April 30, 2021, by and among Camac Fund, LP, Camac Fund II, LP, Camac Partners, LLC, Camac Capital, LLC and Eric Shahinian

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

Camac Partners, LLC

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

Camac Fund, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Camac Fund II, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually and as attorney-in-fact for Larry E. Jennings, Jr., Daniel Katz, Eric Ray, Richard H. Ross, Sharon Stern and Archer G. Stevenson

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on April 30, 2021. Unless otherwise indicated, all such transactions were effected in the open market.

Date of	Shares of Common Stock	Price Per
Purchase	Purchased / (Sold)	Share ($)
CAMAC FUND II, LP
4/30/2021	10,822	15.8500
4/29/2021	4,306	15.8500
3/4/2021	25,000	15.1709
3/3/2021	15,551	15.0057
3/2/2021	50,000	15.5997